UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____ to

Commission file number: 0-19311

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BIOGEN SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

BIOGEN IDEC INC.

14 Cambridge Center, Cambridge, Massachusetts 02142

Biogen Idec Inc.
Biogen Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2003 and 2002

Biogen Idec Inc.
Biogen Savings Plan
Index to Financial Statements and Supplemental Schedules

*	Other schedules have been omitted because such schedules are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Biogen Savings Plan

In our opinion, the accompanying statements of assets available for plan benefits and the related statements of changes in assets available for plan benefits present fairly, in all material respects, the assets available for plan benefits of the Biogen Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS

June 28, 2004

Biogen Idec Inc.
Biogen Savings Plan

Statement of Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments at fair value:
Mutual funds:
Fidelity Intermediate Bond Fund	$—	$2,330,731
Fidelity Puritan Fund	—	6,186,866	*
Fidelity Value Fund	—	3,051,316
Fidelity Magellan Fund	—	9,560,580	*
Fidelity Retirement Government Money Market Fund	—	3,238,488	*
Fidelity Growth Company Fund	—	9,153,780	*
Fidelity Asset Manager Growth Fund	—	1,851,296
Spartan US Equity Index Fund	—	4,044,754	*
Spartan International Index Fund	—	254,771
Fidelity US Bond Index Fund	—	2,524,368
Fidelity Low-Priced Stock Fund	—	3,392,689	*
USAA International Fund	—	985,493
Janus Worldwide Fund	—	2,510,777

Total mutual funds	—	49,085,909

Biogen, Inc. Stock Fund:
Biogen, Inc. common stock	—	11,031,082	*
Interest bearing cash	—	270,107

Total Biogen, Inc. Stock Fund	—	11,301,189

Loans to participants	—	669,578

Total investments	—	61,056,676

Receivables:
Investment income receivable	—	297
Participant contribution receivable	—	359,508
Employer contribution receivable	—	52,425

Total receivables	—	412,230

Assets available for plan benefits	$—	$61,468,906

*	Represents 5% or more of assets available for plan benefits.

The accompanying notes are an integral part of these financial statements.

Biogen Idec Inc.
Biogen Savings Plan

Statement of Changes in Assets Available for Plan Benefits
For the Year Ended December 31, 2003 and 2002

	2003	2002
Additions:
Investment income:
Net appreciation (depreciation) of investments:
Mutual funds	$13,890,914	$(10,790,597)
Biogen Idec Inc. common stock	(545,678)	(4,687,429)

Total net appreciation (depreciation) of investments	13,345,236	(15,478,026)

Dividends and interest:
Mutual funds	1,159,183	850,100
Biogen, Inc. Stock Fund interest bearing cash	5,476	5,670

Total dividends and interest	1,164,659	855,770

Contributions:
Employer contributions	1,762,950	1,704,806
Participant contributions	11,099,565	9,877,885
Participant rollovers	1,381,465	1,546,426

Total contributions	14,243,980	13,129,117

Total additions (deductions)	28,753,875	(1,493,139)

Deductions:
Benefits paid to participants	5,289,003	3,403,466
Administrative fees	8,142	858
Transfers to new Biogen Idec 401K Savings Plan	84,925,636	—

Total deductions	90,222,781	3,404,324

Net decrease	(61,468,906)	(4,897,463)
Assets available for plan benefits:
Beginning of year	61,468,906	66,366,369

End of year	$—	$61,468,906

The accompanying notes are an integral part of these financial statements.

Biogen Idec Inc.
Biogen Savings Plan

Notes to Financial Statements

1.      Description of the Plan

The following brief description of the Biogen Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Plan Merger

On November 12, 2003, IDEC Pharmaceuticals Corporation and Biogen, Inc. entered into a merger transaction resulting in Biogen, Inc. becoming a wholly owned subsidiary of IDEC Pharmaceuticals Corporation. The business combination was treated as an acquisition of Biogen, Inc. by IDEC Pharmaceuticals Corporation for accounting purposes. In connection with the merger, IDEC Pharmaceuticals Corporation changed its name to Biogen Idec Inc. (the “Company”).

In addition, effective January 1, 2004, the directors of Biogen Idec Inc. voted to merge the Biogen Savings Plan into the IDEC Pharmaceuticals 401(K) Plan and to amend and restate the plan and rename it as the Biogen Idec 401(k) Savings Plan. All of the assets of the Biogen Savings Plan were merged into the Biogen Idec 401(k) Savings Plan at the close of business on December 31, 2003.

General Information

Biogen Idec Inc. assumed the Plan as part of the merger. Biogen, Inc. had established the Plan as a deferred profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, effective January 1, 1987. The Plan is designed to allow eligible employees to accumulate savings for retirement in the Plan without paying income taxes until the savings are actually received.

Administration of the Plan

The Plan is administered by a plan administrator appointed by the Company. The Plan administrator may be an individual or a committee. Fidelity Management Trust Company is the Plan trustee (the “Trustee”).

Participation

Participation in the Plan is voluntary. Employees previously employed by Biogen, Inc. and its subsidiaries and affiliates are eligible to participate in the Plan upon the attainment of age 21 unless he/she is (a) a student employed on a temporary basis, (b) an employee of a non-U.S. subsidiary or division of the Company, or (c) a member of a collective bargaining unit. An otherwise eligible employee who is temporarily assigned by his or her employer to work for the Company or its subsidiaries or affiliates, or on a joint venture with the Company outside of the United States with the intent on the part of the employer that such employee will return to work as an eligible employee of the employer in the United States will be treated as an employee in the class eligible to participate in the Plan during such temporary assignment.

Contributions

Eligible employees may make savings deposits (as described below) to the Plan in whole percentages of their gross salary ranging from a minimum of 1% to a maximum of 40%, subject to certain limitations. Effective April 1, 2002, for each pay period, the Company will make matching contributions equal in value of 25% of each employee’s savings deposit, up to a maximum of 6% of the employee’s gross salary, subject to certain limitations, into the same funds as selected by the participants for their own contributions. Prior to April 1, 2002, matching contributions were made exclusively into the Biogen, Inc. Stock Fund (“Company Stock Fund”). Following the end of each plan year, an additional true-up matching contribution may be made on behalf of an eligible participant who has not received the full benefit of the Company matching contribution. Effective January 1, 2002, eligible employees are allowed to contribute after-tax savings deposits to the

Biogen Idec Inc.
Biogen Savings Plan
Notes to Financial Statements

Plan, subject to certain limitations.

Participant Accounts

Fidelity Investments Institutional Operations Company, Inc. is the Plan’s recordkeeper. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment of Contributions

Effective April 1, 2002, matching contributions will be made into the same funds as selected by the participants for their own contributions, and not exclusively into the Biogen, Inc. Stock Fund. Prior to April 1, 2002, company matching contributions were invested exclusively in the Biogen, Inc. Stock Fund. The Biogen, Inc. Stock Fund included Biogen, Inc. stock and cash or short term investments for liquidity purposes. The Biogen, Inc. Stock Fund was no longer an investment option as of the end of trading day on October 31, 2003. All assets remaining in the Biogen, Inc. Stock Fund at that time were transferred to the Fidelity Retirement Government Money Market Fund. Employee contributions are invested at the direction of the employee in increments of 1% in any combination of the following investment options:

•	An intermediate bond fund designed to earn a high level of current return. It is invested in the Fidelity Intermediate Bond Fund.

•	A balanced fund designed to preserve principal balance by investing in a diversified portfolio of high yielding stocks and bonds. It is invested in the Fidelity Puritan Fund.

•	A fund which seeks to provide capital appreciation from investments in companies which are undervalued or which possess valuable fixed assets. It is invested in the Fidelity Value Fund.

•	An aggressive growth fund invested which seeks to achieve capital appreciation. It is invested in the Fidelity Magellan Fund.

•	A US government money market fund seeks high current earnings while preserving capital and liquidity. It is invested in the Fidelity Retirement Government Money Market Fund.

•	A growth company fund which seeks to provide capital appreciation from investments primarily in common stock of companies with above-average growth characteristics. It is invested in the Fidelity Growth Company Fund.

•	An asset allocation fund that seeks total return with reduced risk over the long term. It is invested in the Fidelity Asset Manager Growth Fund.

•	A long term growth fund which seeks to provide investment results that correspond to the total return performance of common stock of companies publicly traded in the US. It is invested in the Spartan US Equity Index Fund, a Fidelity sponsored fund.

•	A fund that seeks to provide investment results that correspond to the total return of foreign stock markets. It is invested in the Spartan International Index Fund, a Fidelity sponsored fund.

•	A corporate bond fund that seeks to replicate the price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. It is invested in the Fidelity US Bond Index Fund.

Biogen Idec Inc.
Biogen Savings Plan
Notes to Financial Statements

•	A fund which seeks to provide capital appreciation from investments in companies which are undervalued or which are out of favor with other investors and that could offer the possibility for significant growth. It is invested in the Fidelity Low-Priced Stock Fund.

•	A fund that seeks long term capital growth and current income from investments in stocks of companies organized and operating principally outside the United States. It is invested in the USAA International Fund.

•	A fund that seeks capital growth over the long term from investments in common stocks of foreign and domestic companies. It is invested in the Janus Worldwide Fund.

•	Effective June 1, 2003, an aggressive growth stock mutual fund that seeks to provide long-term growth of capital by investing mainly in the stocks of smaller companies. It is invested in the Vanguard Explorer Fund – Investor Class.

•	Effective June 1, 2003, a growth mutual fund seeking to provide long-term capital appreciation by investing in mid-cap stocks. It invests in the T. Rowe Price Mid-Cap Growth Fund.

•	A fund that pooled money to buy shares of Biogen, Inc. stock and cash or short-term investments. It was invested in the Biogen Stock Fund. As of the end of the trading day on October 31, 2003, the Biogen, Inc. Stock Fund was no longer an investment option. Any assets remaining in the Biogen, Inc. Stock Fund at that time were transferred automatically to the Fidelity Retirement Government Money Market Fund.

Dividends, interest, and other distributions received in any fund are reinvested in the same fund.

Vesting

Participants are fully vested in their savings deposit accounts and rollover accounts at all times. Participants will vest in the Company’s matching contribution fully on their 55th birthday or, before then, at a rate of 25% for each year of Plan service and will be fully vested after four years of Plan service. Participants become 100% vested in Company’s matching contributions upon retirement or termination of employment due to death or disability.

Benefit Payments

Distributions are generally payable at termination of employment due to retirement, disability, death or any other reason. Distribution payments are made in cash in a lump sum. Forfeitures of nonvested amounts are used to reduce the amount of future Company matching contributions.

Loans

Participants may borrow against their savings deposits and rollover accounts. Loans will bear a reasonable interest rate determined by the Company. Repayment of loans is made by direct withholdings of a participant’s salary for a period not to exceed five years (ten years for a residential loan). The minimum loan amount is $1,000 and a participant may borrow up to a maximum of the amount in the participant’s savings deposit and rollover accounts, 50% of the participant’s vested account balance, or $50,000, whichever is smaller. There is no minimum service requirement for a participant to be eligible for a loan.

Plan Amendment and Termination

The Company has the right to amend, suspend or terminate the Plan, but may not do so in a way which would divest a participant of accrued vested benefits. If the Plan is terminated, the Trustee will distribute the assets held in the trust, after payment of expenses, in such a manner as the Plan

Biogen Idec Inc.
Biogen Savings Plan
Notes to Financial Statements

Committee shall determine. The Company currently has no intention to terminate the Plan.

2.      Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of significant accounting policies which are in conformity with accounting principles generally accepted in the United States of America consistently followed by the Plan in the preparation of its financial statements.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments

Plan investments are stated at fair value. The Company stock is valued at its quoted market price. Mutual fund investments are valued at net asset value representing the value of which shares of the fund may be purchased or redeemed. Loans to participants are stated at principal plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Cost is determined on the average cost basis. Net appreciation or depreciation, which includes realized and unrealized gains or losses on investments, is reflected for the year in the statement of changes in assets available for plan benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Employee contributions are recorded in the period in which the employee payroll deductions are made. Matching contributions from the Company are made at the same time as the employee contributions and are allocated based upon the participants’ contribution selections.

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

No provision for income taxes has been made in the financial statements as the Plan qualifies as a tax-exempt entity under Section 401 of the Internal Revenue Code (“Code”). The Plan has received a favorable determination letter dated June 5, 1996 from the Internal Revenue Service. The Plan has since been amended and a new letter has not been requested. Management has asserted the Plan, as amended, and its operations have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 (“ERISA”).

Expenses of the Plan

Administrative and audit fees are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan. Expenses directly related to the investment transactions of the Plan are paid by the Plan.

3.      Loans to Participants

Biogen Idec Inc.
Biogen Savings Plan
Notes to Financial Statements

At December 31, 2003 the Plan had no loans receivable from participants, as they had been transferred to the Biogen Idec 401(k) Savings Plan. At December 31, 2002, the Plan had loans receivable from participants aggregating $669,578. Interest rates on the loans range from 6.5% to 9.5% annually. The loans are collateralized by the participant’s interest in the Plan.

4.      Party-in-Interest Transactions

Through the end of the trading day on October 31, 2003, the Plan invested in common stock of Biogen, Inc., the employer, and transactions in this common stock were party-in-interest transactions. During the year ended December 31, 2002, the Plan purchased shares of the common stock having values of $1,359,978, and sold shares of the common stock having values of $1,997,260.

Certain of the Plan’s assets are invested in mutual funds for which FMR Corp. provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc. Accordingly, these transactions qualify as party-in-interest.

Biogen Idec Inc.
Biogen Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year (Schedule H, Part IV, Item 4i, Form 5500) December 31, 2003	Supplemental Schedule 1

Number of
Shares/			Current
Units		Cost	Value
—	Fidelity Intermediate Bond Fund		$—
—	Fidelity Puritan Fund		—
—	Fidelity Value Fund		—
—	Fidelity Magellan Fund		—
—	Fidelity Retirement Government Money Market Fund		—
—	Fidelity Growth Company Fund		—
—	Fidelity Asset Manager Growth Fund		—
—	Spartan US Equity Index Fund		—
—	Spartan International Index Fund		—
—	Fidelity US Bond Index Fund		—
—	Fidelity Low-Priced Stock Fund		—
—	USAA International Fund		—
—	Janus Worldwide Fund		—
—	Vanguard Explorer Fund		—
—	T. Rowe Price Mid-Cap Growth Fund		—
	Total mutual funds		—

$0	Biogen, Inc. common stock	$—	—
	Interest bearing cash	—	—

	Total Biogen, Inc. Stock Fund		—

	Loans to participants		—

	Total		—

*	Party-in-interest.

**	Cost omitted for participant-directed investments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOGEN SAVINGS PLAN

Date: June 28, 2004	By:	/s/ JOHN CAPSHAW

JOHN CAPSHAW
PLAN ADMINISTRATOR

INDEX TO EXHIBITS

No.	Description
23.1	Consent of Independent Accountants